Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces change of President and CEO

     TORONTO, April 16 /CNW/ - Kingsway Financial Services Inc. (TSX:KFS,
NYSE:KFS) announced today that its President and Chief Executive Officer Colin
Simpson having substantially completed the downsizing and restructuring of the
Kingsway Group will resign on June 30, 2010 to pursue other career interests.
Larry Swets, currently the Company's Executive Vice-President of Corporate
Development, will take over the role of President and CEO on that date. Mr.
Simpson will remain on the Company's Board of Directors.
     The Company's Chairman, Spencer L. Schneider, commented, "We thank Colin for his dedication and hard work, and we are pleased that he has agreed to continue to work with us on the board. We look forward to working with Larry in his new role."

     About Kingsway

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") is a
leading non-standard automobile insurer and commercial automobile insurer in the United States. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in the U.S. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:30e 16-APR-10